Exhibit (a)(1)(V)

FORMS OF COMMUNICATION REGARDING THE STOCK OPTION REPRICING PROGRAM

Form of Email to Certain Eligible Employees

From:     Infinite Equity
To:     Certain Eligible Employees
Date:     November 2022
Re:     Sonder Option Repricing Program Reminder

Sonder’s Stock Option Repricing Program (the “Offer”) currently is still open. Please note that the Offer will expire at 9:00 p.m., Pacific Time, on December 1, 2022. We encourage you to give yourself adequate time to make your election if you wish to participate.

According to our records, you have not yet submitted an election for your eligible options. Participation in the Offer is completely voluntary; however, if you would like to participate in the Offer, we must receive your election electronically via Sonder’s Offer website at www.myoptionexchange.com no later than 9:00 p.m., Pacific Time, on December 1, 2022.

Only elections that are properly completed on or before the expiration date via the Offer website at www.myoptionexchange.com will be accepted. If you have any questions, please direct them by email to stockadmin@sonder.com.

This notice does not constitute the Offer. The full terms of the Offer are described in (1) the Offer to Reprice Certain Outstanding Stock Options for Repriced Stock Options; (2) the launch email announcing the Offer; and (3) the election terms and conditions attached to the launch email, together with its associated instructions. You may access these documents through the U.S. Securities and Exchange Commission’s website at www.sec.gov, on Sonder’s Offer website at www.myoptionexchange.com, or by reaching out to stockadmin@sonder.com.

Form of Stock Option Repricing Program Reminder

From:     Senior Leadership Team Members, Head of Departments, Managers
To:     Eligible Employees
Date:     November 2022
Via:     Email, Slack, Asana, Newsletters, Meetings
Re:     Sonder Option Repricing Program Reminder

This is a reminder that the Stock Option Repricing Program offering period ends on December 1, 2022 at 9:00 p.m. PST. Check the Global Equity page on the intranet for more information or contact stockadmin@sonder.com.

Form of Stock Option Repricing Program Update

From:     Senior Leadership Team Members, Head of Departments, Managers
To:     Eligible Employees
Date:     November 2022
Via:     Email, Slack, Asana, Meetings
Re:     Sonder Option Repricing Program Update

As a result of the information technology security incident, Sonder extended the Stock Option Repricing Program offering period to allow employees to make an informed decision about their Sonder equity based on available information about the Company. In addition, per SEC regulations, Sonder was required to keep the Repricing Program offering period open longer.

Form of Notice to Eligible Employees Regarding Expiration of the Stock Option Repricing Program

To:         Eligible Employees
From:     Ruby Alexander, Deputy General Counsel, Sonder Holdings Inc.
Date:         December 1, 2022
Subject:     Expiration of Sonder’s Stock Option Repricing Program

Hi Everyone,

As of 9:00 p.m., Pacific Time, on December 1, 2022, we closed the Sonder Stock Option Repricing Program (the “Offer”). All valid elections to participate in the Offer have been accepted, and those options have a new exercise price of $[____] and new vesting terms, in accordance with the terms and conditions of the Offer.
The new exercise price and vesting schedule of the repriced options should be visible in your E*TRADE account on or about December 31, 2022.

If you have any questions, please contact the Sonder Stock Administration team at stockadmin@sonder.com.

Warmly,
Ruby